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                             August 31, 2022

       Justin B. Cohen
       Co-Chief Executive Officer
       Amylyx Pharmaceuticals, Inc.
       43 Thorndike St.
       Cambridge, Massachusetts 02141

       Justin B. Klee
       Co-Chief Executive Officer
       Amylyx Pharmaceuticals, Inc.
       43 Thorndike St.
       Cambridge, Massachusetts 02141

                                                        Re: Amylyx
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
24, 2022
                                                            CIK No. 0001658551

       Dear Mr. Cohen:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences